UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 6)

Spirit Airlines, Inc.

(Name of Subject Company)

Sundown Acquisition Corp.

(Offeror)

a direct wholly-owned subsidiary of

JetBlue Airways Corporation

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

848577102

(CUSIP Number of Class of Securities)

Brandon Nelson

General Counsel and Corporate Secretary

27-01 Queens Plaza North

Long Island City

New York, NY 11101

(718) 286-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Daniel Litowitz

Derrick Lott

Shearman & Sterling LLP

599 Lexington Avenue New York, NY 10022

(212) 848-4000

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.:	$313,346.74 Schedule TO-T	Filing Party: Date Filed:	JetBlue Airways Corporation May 16, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 to Schedule TO (together with any exhibits and annexes attached hereto, and as it may be amended or supplemented from time to time, this “Amendment”) is filed by (i) Sundown Acquisition Corp., a Delaware corporation (the “Purchaser”) and a direct wholly-owned subsidiary of JetBlue Airways Corporation, a Delaware corporation (“JetBlue”), and (ii) JetBlue, and amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 16, 2022 (together with any amendments and supplements thereto, the “Schedule TO”) by JetBlue and the Purchaser. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Spirit Airlines, Inc., a Delaware corporation (“Spirit”), at $30.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated May 16, 2022 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO filed with the SEC on May 16, 2022, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO filed with the SEC on May 16, 2022, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1, 5, 6 and 11.

The Offer to Purchase and Items 1, 5, 6 and 11 of the Schedule TO, to the extent such Items 1, 5, 6 and 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

1.	the second full paragraph on page 2 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

We are seeking to enter into a definitive agreement for the acquisition of Spirit by JetBlue. We are making the Offer because, prior to June 9, 2022, the board of directors of Spirit (the “Spirit Board”) refused to meaningfully engage with us with respect to our proposals to acquire all of the outstanding Shares, each of which we believe were and continue to be clearly superior to the proposed merger contemplated by the Frontier Merger Agreement, pursuant to which Frontier Merger Sub will merge with and into Spirit, with Spirit continuing as the surviving corporation (the “Proposed Frontier Transaction”).

On June 27, 2022, we sent the Spirit Board an updated proposal (our “June 27 Proposal”) to acquire all of the outstanding Shares containing the following enhanced terms: (i) an aggregate reverse break-up fee of $400 million payable in the event the requisite antitrust approvals are not obtained; (ii) a prepayment of a portion of the reverse break-up fee in the amount of $2.50 per Share in cash, payable to Spirit stockholders as a cash dividend, funded by JetBlue only in the event the Spirit stockholders vote to approve JetBlue’s acquisition of Spirit (the “Prepayment Amount”), which Prepayment Amount would be payable promptly following such approval and the termination of the restrictions on the payment of dividends by Spirit imposed by the Coronavirus Aid, Relief, and Economic Security Act, the Consolidated Appropriations Act and the American Rescue Plan Act, as applicable (the “Government Support Laws”), and reduce the reverse break-up fee payable to Spirit upon termination of the transaction in the event the requisite antitrust approvals are not obtained; (iii) a ticking fee of $0.10 per share in cash, subject to applicable Government Support Laws, payable though a dividend to Spirit’s stockholders on a monthly basis between January 2023 and the consummation or termination of the transaction, representing an estimated aggregate ticking fee of up to $1.80 per share, of which the first $1.15 per share in payments would reduce the “reverse break-up fee” payable to Spirit in the event of the termination of the JetBlue-Spirit transaction for antitrust reasons; and (iv) a total aggregate consideration of up to $34.15 per Share in cash, comprised of $33.50 per Share in cash (including the Prepayment Amount and up to $1.15 per share of monthly ticking fee payments) and any monthly ticking fee payments in excess of such per share amount . We believe our June 27 Proposal is clearly superior to the Proposed Frontier Transaction. Beginning June 9, 2022, Spirit began to engage with JetBlue, including by executing a clean team agreement on such date and providing a limited number of representatives of JetBlue and its advisors with access to previously withheld due diligence information; however, notwithstanding this engagement, on June 24, 2022, Frontier and Spirit announced amendments to the Frontier Merger Agreement. Because we believe our June 27 Proposal to acquire Spirit is clearly a Superior Proposal, we are making the Offer directly to Spirit stockholders on the terms and conditions set forth in this Offer to Purchase as an alternative to the Proposed Frontier Transaction.

2.	the second paragraph on page 6 of the Offer to Purchase under the question heading “Why are you making the Offer?” is hereby amended and restated in its entirety to read as follows:

We are making the Offer because, prior to June 9, 2022, the Spirit Board refused to meaningfully engage with us with respect to our proposals to acquire all of the outstanding Shares, each of which we believe were and continue to be clearly superior to the Proposed Frontier Transaction. On June 27, 2022, we sent the Spirit Board an updated proposal (our “June 27 Proposal”) to acquire all of the outstanding Shares containing the following enhanced terms: (i) an aggregate reverse break-up fee of $400 million payable in the event the requisite antitrust approvals are not obtained; (ii) a prepayment of a portion of the reverse break-up fee in the amount of $2.50 per Share in cash, payable to Spirit stockholders as a cash dividend, funded by JetBlue only in the event the Spirit stockholders vote to approve JetBlue’s acquisition of Spirit (the “Prepayment Amount”), which Prepayment Amount would be payable promptly following such approval and the termination of the restrictions on the payment of dividends by Spirit imposed by the Coronavirus Aid, Relief, and Economic Security Act, the Consolidated Appropriations Act and the American Rescue Plan Act, as applicable (the “Government Support Laws”), and reduce the reverse break-up fee payable to Spirit upon termination of the transaction in the event the requisite antitrust approvals are not obtained; (iii) a ticking fee of $0.10 per share in cash, subject to applicable Government Support Laws, payable though a dividend to Spirit’s stockholders on a monthly basis between January 2023 and the consummation or termination of the transaction, represents an estimated aggregate ticking fee of up to $1.80 per share, of which the first $1.15 per share in payments would reduce the “reverse break-up fee” payable to Spirit in the event of the termination of the JetBlue-Spirit transaction for antitrust reasons; and (iv) a total aggregate consideration of up to $34.15 per Share in cash, comprised of $33.50 per Share in cash (including the Prepayment Amount and up to $1.15 per share of monthly ticking fee payments) and any monthly ticking fee payments in excess of such per share amount. The valid termination of the Frontier Merger Agreement is a condition to the Offer. See “The Offer — Section 14 — Conditions to the Offer.”

3.

the last paragraph on page 6 of the Offer to Purchase under the question heading “How does the Offer relate to JetBlue’s proxy solicitation with respect to the special meeting of Spirit stockholders for proposals relating to the Proposed Frontier Transaction?” is hereby amended and restated in its entirety to read as follows:

Since March 29, 2022, when, following the announcement by Spirit and Frontier of the Frontier Merger Agreement, JetBlue sent a proposal to Spirit, JetBlue has expressed to Spirit our desire to enter into a negotiated business combination with Spirit and has publicly announced the five proposal letters that JetBlue has submitted to the Spirit Board. In the most recent of these proposal letters, announced by JetBlue on June 27, 2022, JetBlue proposed the following enhanced terms: (i) an aggregate reverse break-up fee of $400 million payable in the event the requisite antitrust approvals are not obtained; (ii) the Prepayment Amount, which Prepayment Amount would be payable promptly following such approval and the termination of the restrictions on the payment of dividends by Spirit imposed by the Government Support Laws and reduce the reverse break-up fee payable to Spirit upon termination of the transaction in the event the requisite antitrust approvals are not obtained; (iii) a ticking fee of $0.10 per share in cash, subject to applicable Government Support Laws, payable though a dividend to Spirit’s stockholders on a monthly basis between January 2023 and the consummation or termination of the transaction, represents an estimated aggregate ticking fee of up to $1.80 per share, of which the first $1.15 per share in payments would reduce the “reverse break-up fee” payable to Spirit in the event of the termination of the JetBlue-Spirit transaction for antitrust reasons; and (iv) a total aggregate consideration of up to $34.15 per Share in cash, comprised of $33.50 per Share in cash (including the Prepayment Amount and up to $1.15 per share of monthly ticking fee payments) and any monthly ticking fee payments in excess of such per share amount. The price per Share in our Offer is less than the price offered to the Spirit Board on June 6, 2022, and in our June 27 Proposal because, prior to June 9, 2022, the Spirit Board refused to meaningfully engage with us with respect to our proposals to acquire all of the outstanding Shares. Beginning June 9, 2022, Spirit began to engage with JetBlue, including by executing a clean team agreement on such date and providing a limited number of representatives of JetBlue and its advisors with access to previously withheld due diligence information; however, notwithstanding this engagement, on June 24, 2022, Frontier and Spirit announced amendments to the Frontier Merger Agreement. Because we believe our June 27 Proposal to acquire Spirit is clearly a Superior Proposal, we are making the Offer directly to Spirit stockholders on the terms and conditions set forth in this Offer to Purchase as an alternative to the Proposed Frontier Transaction.

4.	the third full paragraph on page 14 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

We are seeking to enter into a definitive agreement for the acquisition of Spirit by JetBlue. We are making the Offer because, prior to June 9, 2022, the Spirit Board refused to meaningfully engage with us with respect to our proposals to acquire all of the outstanding Shares; however, notwithstanding this engagement, on June 24, 2022, Frontier and Spirit announced amendments to the Frontier Merger Agreement. Because of the Spirit Board’s prior lack of engagement, our Offer Price of $30.00 per Share, in cash, without interest and less any required withholding taxes, is less than the price offered to the Spirit Board on June 6, 2022, and in our June 27 Proposal. However, we believe the Offer is clearly superior to the proposed merger contemplated by the Frontier Merger Agreement, pursuant to which Frontier Merger Sub will merge with and into Spirit, with Spirit continuing as the surviving corporation (the “Proposed Frontier Transaction”). Because we believe our June 27 Proposal to acquire Spirit is clearly a Superior Proposal, we are making the Offer directly to Spirit stockholders on the terms and conditions set forth in this Offer to Purchase as an alternative to the Proposed Frontier Transaction.

5.	the information set forth in Section 11 “Background of the Offer; Other Transactions with Spirit” is hereby amended and supplemented by adding the following paragraphs at the end:

On June 20, 2022, representatives of Debevoise provided representatives of Shearman & Sterling a revised On June 20, 2022, representatives of Debevoise provided representatives of Shearman & Sterling a revised draft of the Proposed Interim Operating Covenants.

On June 21, 2022, representatives from Spirit, JetBlue, Shearman & Sterling and Paul Weiss held a call to discuss JetBlue’s regulatory strategy, including identifying sources of consumer benefits.

On June 22, 2022, representatives of Spirit, JetBlue, Debevoise and Shearman & Sterling held a videoconference to discuss the Proposed Interim Operating Covenants. On the same day, representatives of Barclays and Morgan Stanley held a call with representatives from Goldman Sachs to discuss the revised proposal from JetBlue as well as the timing of the review of the proposal.

Also on June 22, 2022, representatives of Shearman & Sterling provided representatives of Debevoise a revised draft of the Proposed Retention Plan.

On June 23, 2022, representatives of Spirit and Paul Weiss had a videoconference with representatives of JetBlue and Shearman& Sterling during which Spirit and Paul Weiss asked questions concerning various aspects of the NEA and discussed other pending matters with respect to the transaction between Spirit and JetBlue.

On June 24, 2022, a representative of Debevoise had a call with Shearman & Sterling to clarify certain provisions of the regulatory approval covenant proposed by JetBlue.

During the afternoon on June 24, 2022, Mr. Christie called Mr. Hayes to inform him that the Spirit Board had determined that the JetBlue Proposal did not constitute a Superior Proposal. Later that day, Frontier and Spirit announced amendments to the Frontier Merger Agreement.

On June 27, 2022, Mr. Hayes sent Mr. Christie an email attaching the following letter:

TO: Spirit Board of Directors

Spirit Airlines, Inc.

2800 Executive Way

Miramar, FL 33025

June 27, 2022

Dear Spirit Board of Directors:

Following your failure to declare our June 20 proposal a Superior Proposal1, we have engaged in direct discussions with a number of Spirit stockholders who continue to support our proposal. Based on those discussions, we are modifying our proposal (our “Proposal”) to reflect the following:

•	Increase our reverse break-up fee to $400 million, or $3.65 a share;

•	Increase the prepayment to $2.50 per share, payable promptly following a successful Spirit stockholder vote approving the merger between Spirit and JetBlue (subject to CARES Act limitations);

•	Payment of a ticking fee of $0.10 per month starting in January 2023, through the earlier of the consummation or termination of the transaction; and

•

The combination of these changes results in a total consideration of as much as $34.15 per share should the transaction be consummated at the end of the extended closing date, and provides Spirit stockholders total downside protection of up to $4.30 per share or approximately $470 million in the event the transaction is terminated after all of the monthly ticking payments have been made.

Our Proposal reflects the direct feedback from Spirit stockholders and is structured to maximize value and execution certainty for Spirit and its stockholders. We firmly believe our Proposal continues to constitute a decisively Superior Proposal.

Our counsel will separately send to your counsel a revised draft merger agreement reflecting these amended terms.

Sincerely,

/s/ Robin Hayes

Chief Executive Officer

Detailed Terms of Our Proposal

Coupled with our June 20 proposal, our Proposal clearly offers Spirit stockholders significantly more than the transaction with Frontier:

•	An increased reverse break-up fee of $400 million, or $3.65 per Spirit share[2], payable to Spirit in the unlikely event the transaction is not consummated for antitrust reasons, representing:

•	$50 million, or $0.46 per Spirit share, more than the reverse break-up fee Spirit and Frontier agreed to on June 24; and

•	Approximately 17% of Spirit’s unaffected share price[3], and approximately 89% of the original premium offered by Frontier[4].

•	An increased initial prepayment of the reverse break-up fee in the amount of $2.50 per share in cash, payable to Spirit stockholders promptly following the Spirit stockholder vote approving the

[1]

As defined in the Agreement and Plan of Merger, dated as of February 5, 2022, as amended (the “Frontier Agreement”), among Top Gun Acquisition Corp., Frontier Group Holdings Inc. (“Frontier”), and Spirit.

[2]	Assumes fully diluted shares outstanding of approximately 109.5 million per Spirit’s Management.
[3]	Spirit closing share price as of February 4, 2022.
[4]	Represents percentage of the $4.10 premium between the $25.83 implied value of Frontier transaction and Spirit’s $21.73 closing share price as of February 4, 2022.

combination between Spirit and JetBlue (subject to CARES Act limitations); in the unlikely event the reverse break-up fee is payable, this upfront payment would reduce the payment to Spirit at the time of the termination of the merger agreement. This initial prepayment represents:

•	$0.28 per share or 13% more than the prepayment agreed by Frontier and Spirit on June 24; and

•	A 67% increase, or $1.00 per share, from our previously proposed prepayment of $1.50 per share.

•

Additional prepayment (the “Ticking Fee”) of $0.10/share per month, payable to Spirit stockholders starting in January 2023, funded by JetBlue, through a dividend on a monthly basis to Spirit stockholders until the earlier of the consummation or termination of the transaction. The aggregate amount distributed to Spirit stockholders will be deducted from the merger consideration or the reverse break-up fee, alongside the initial prepayment, up to an aggregate amount of $400 million or $3.65 per share. Any additional payments in excess to this amount would not be refundable to JetBlue. Therefore, $1.80 per share in aggregate Ticking Fee payments over 18 months up to July 2024 implies:

•	A total consideration of $34.15 per share in case the transaction is consummated; and

•	Downside protection of $4.30 per share / approximately $470 million in aggregate in the event the transaction is terminated.

•	Purchase price of at least $33.50 per Spirit share of common stock, in cash, which represents:
•	A 48.4% premium to Spirit’s closing share price of $22.57 on June 27, 2022;

•	A 52.1% premium to the implied value of the Frontier transaction, which was $22.03 as of June 27, 2022[5]; and

•	A total Equity Value for Spirit of $3.7 billion and an Enterprise Value of $7.5 billion.[6]

•

As a result, in the event the transaction is consummated, Spirit stockholders would receive total aggregate consideration of at least $33.50 and up to an estimated $34.15 per share in cash, comprised of:

•	$2.50 per share prepayment promptly following the Spirit stockholder vote approving the transaction with JetBlue;

•	Up to $1.80 per share in aggregate Ticking Fee payments, the final amount of which will depend on when the transaction is consummated or terminated; and

•

Per share merger consideration payable at closing of $31.00 less any Ticking Fee previously paid, up to $1.15 per share, therefore resulting in a payment at closing of between $29.85 per share and $31.00 per share, depending on when the transaction is consummated.

6.	the third full paragraph on page 42 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

We are seeking to enter into a definitive agreement for the acquisition of Spirit by JetBlue. We are making the Offer because, prior to June 9, 2022, the Spirit Board refused to meaningfully engage with us with respect to our proposals to acquire all of the outstanding Shares. Our Offer Price of $30.00 per Share, in cash, without interest and less any required withholding taxes, is less than the price offered to the Spirit Board on June 6, 2022, and in our June 27 Proposal because, prior to June 9, 2022, the Spirit Board refused to meaningfully engage with us with respect to our proposals to acquire all of the outstanding Shares. However, we believe the Offer is clearly superior to the Proposed Frontier Transaction. Because we believe our June 27 Proposal to acquire Spirit is clearly a Superior Proposal, we are making the Offer directly to Spirit stockholders on the terms and conditions set forth in this Offer to Purchase as an alternative to the Proposed Frontier Transaction.

[5]	Represents the implied value of Frontier transaction as of June 27, 2022, based on Frontier’s $9.36 closing share price as of June 27, 2022 and the terms of the Frontier Agreement.
[6]	Assumes fully diluted shares outstanding of approximately 109.5 million per Spirit’s Management and adjusted Net Debt of $3.8 billion, including operating leases.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit(s):

107	Filing Fee Table.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2022

SUNDOWN ACQUISITION CORP.

By:	/s/ Brandon Nelson
Name: Brandon Nelson
Title: General Counsel and Corporate Secretary

JETBLUE AIRWAYS CORPORATION

By:	/s/ Brandon Nelson
Name: Brandon Nelson
Title: General Counsel and Corporate Secretary

EXHIBIT INDEX

Index No.

107	Filing Fee Table.